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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No.    )

ALDERWOODS GROUP, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

014383103
(CUSIP Number)

January 2, 2002
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

        /x/ Rule 13d-1(b)

        / / Rule 13d-1(c)

        / / Rule 13d-1(d)

Schedule 13G

CUSIP No. 014383103

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) /x/

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF	5.	SOLE VOTING POWER 7,113,619
SHARES
BENEFICIALLY	6.	SHARED VOTING POWER None
OWNED BY EACH
REPORTING	7.	SOLE DISPOSITIVE POWER 7,113,619
PERSON WITH
	8.	SHARED DISPOSITIVE POWER None

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,113,619

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
/ /

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.8%

12.	TYPE OF REPORTING PERSON
IA;OO

ITEM 1.

  (a)
  Name of Issuer:

      ALDERWOODS GROUP, INC.

  (b)
  Address of Issuer's Principal Executive Offices:

      2225 Sheppard Avenue East
      11th Floor, Atria III
      Toronto, Ontario
      Canada M2J 5C2

ITEM 2.

  (a)
  Name of Persons Filing:

      Oaktree Capital Management, LLC

  (b)
  Address of Principal Business Office of the Reporting Persons:

      333 South Grand Ave., 28th Floor
      Los Angeles, California 90071

  (c)
  Citizenship:

      California

  (d)
  Title of Class of Securities:

      Common Stock, par value $.01 per share

  (e)
  CUSIP Number:

      014383103

ITEM 3.

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

  (a)
  / / Broker or Dealer registered under Section 15 of the Exchange Act;
  (b)
  / / Bank as defined in section 3(a)(6) of the Exchange Act;
  (c)
  / / Insurance Company as defined in section 3(a)(19) of the Exchange Act;
  (d)
  / / Investment Company registered under section 8 of the Investment Company Act;
  (e)
  /x/ Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
  (f)
  / / An Employee Benefit Plan, or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);
  (g)
  / / Parent Holding Company or Control Person in accordance with13-1(b)(ii)(G);
  (h)
  / / A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act;
  (i)
  / / A Church Plan that is excluded from the definition of an Investment Company under Section 3(c)(14) of the Investment Company Act;
  (j)
  / / Group, in accordance with Rule 13d-1(b)(1)(ii)(H)

ITEM 4. Ownership*

  (a)
  Amount beneficially owned: 7,113,619

  (b)
  Percent of class: 17.8% (based on 40,000,000 shares of the Issuer's Common Stock outstanding)

  (c)
  Number of shares as to which such person has:

  (i)
  Sole power to vote or to direct the vote:
  7,113,619

  (ii)
  Shared power to vote or to direct the vote:
  -0-

  (iii)
  Sole power to dispose or direct the disposition of:
  7,113,619

  (iv)
  Shared power to dispose or direct the disposition of:
  -0-

*
Oaktree Capital Management, LLC, a California limited liability company ("Oaktree"), is filing this Schedule 13G in its capacity (i) as the general partner of OCM Opportunities Fund II, L.P., a Delaware limited partnership ("Opps II"), (ii) as the general partner of OCM Opportunities Fund III, L.P., a Delaware limited partnership ("Opps III"), and (iii) as the investment manager of two third-party separate accounts managed by Oaktree (the "Oaktree Accounts"). Opps II is the direct beneficial owner of 4,559,828 shares of the Issuer's Common Stock. Opps III is the direct beneficial owner of 2,327,389 shares of the Issuer's Common Stock. The Oaktree Accounts, collectively, directly own 226,402 shares of the Issuer's Common Stock.

ITEM 5. Ownership of Five Percent or Less of a Class

        Not applicable.

ITEM 6. Ownership of More than Five Percent on Behalf of Another Person

        All securities reported on this Schedule 13G are directly held either by Opps II, Opps III or the Oaktree Accounts. Each of Opps II and Opps III holds, and has the right to receive dividends and the proceeds from the sale of, more than 5% of the outstanding shares of the Issuer's Common Stock. The Oaktree Accounts, collectively, do not beneficially own more than 5% of the outstanding shares of the Issuer's Common Stock.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

        Not applicable.

ITEM 8. Identification and Classification of Members of the Group.

        Not applicable.

ITEM 9. Notice of Dissolution of Group.

        Not applicable.

ITEM 10. Certification.

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated as of this 28th day of January, 2002

OAKTREE CAPITAL MANAGEMENT, LLC

/s/ JOHN B. FRANK By: John B. Frank Title: Managing Director and General Counsel

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ITEM 1.
ITEM 2.
ITEM 3.
ITEM 4. Ownership
ITEM 5. Ownership of Five Percent or Less of a Class
ITEM 6. Ownership of More than Five Percent on Behalf of Another Person
ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
ITEM 8. Identification and Classification of Members of the Group.
ITEM 9. Notice of Dissolution of Group.
ITEM 10. Certification.
SIGNATURE